Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption "Experts" and to the use of our report dated January 18, 2023, except for Note 2 as to which the date is February 13, 2023, with respect to the consolidated financial statements of Yukai Health Group Limited and subsidiaries, for the years ended December 31, 2021 and December 31, 2020, in this Amendment No.4 to the Registration Statement on Form F-1 of Yukai Health Group Limited and subsidiaries, and the related Prospectus of Yukai Health Group Limited and subsidiaries filed with the Securities and Exchange Commission. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

TPS Thayer, LLC

Sugar Land, Texas

February 13, 2023